Contact

www.linkedin.com/in/viacheslav-rastashanskiy (LinkedIn)

Top Skills

Organization and optimization of production process

Sales Management

Process Optimization

Languages

English (Limited Working)

Русский (Native or Bilingual)

Certifications

REFA GRUNDKURS

IKEA Industry Project Management

Patents

LITHIUM ASCORBATE EXHIBITING ANTI-STRESS, ANXIOLYTIC AND ANTI-DEPRESSION ACTIVITY

LITHIUM ASCORBATE EXHIBITING ANTI-STRESS, ANXIOLYTIC AND ANTI-DEPRESSION ACTIVITY

USE OF LITHIUM ASCORBATE TO PREVENT AND TREAT ALCOHOLISM AND ALCOHOL INTOXICATION

Viacheslav Rastashanskiy

Founder & CEO @ Normopharm | 2M+ Units Sold | Building Science-Based Mental Health Platform | US & Global Expansion
Агломерация Майами и Форт-Лодердейла

Summary

We are building a new category in mental health: a daily-use, science-based neuro-support platform built around lithium ascorbate.I am the Founder & CEO of Normopharm, the company behind Normotim.What we're building   Not a supplement brand — a platform compound strategy.   Lithium ascorbate enables: multiple SKUs (stress, cognition, mood, addiction) repeatable product architecture   expansion into a full mental wellness stackMoat   40+ studies + human data   clinical pilots with practitioners   3 U.S. patents + 30+ countriesTraction $300K ARR (~$25K MRR)   2M+ units sold   LTV/CAC ~3.0x, payback ~2–3 months   U.S. market live, repeat purchase 30–40%Why now   Mental health is shifting from treatment → daily management.   We are building infrastructure for that shift.Regulatory upside   We are building a pathway to transition from dietary supplements → patent-protected medical food category This unlocks: stronger defensibility   clinical positioning   premium pricingFundraising   Raising $300K (Wefunder + angels) → scale to $1M+ ARR within 12 months.Open to investors and strategic partners.

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Experience

Normopharm Inc
Founder & CEO Normopharm Inc
November 2018 - Present (7 years 8 months)
Соединенные Штаты Америки

Normopharm (Russia)
Founder&CEO Normopharm (Russia)
2016 - 2024 (8 years)
Москва, Россия

Founded Normopharm and created Normotim, a dietary supplement based on lithium ascorbate. Built and scaled a new lithium-based supplement category in Russia, with Normotim becoming one of the leading brands in the segment. Grew annual sales from zero to 500,000 units within five years, expanded distribution to 15,000+ pharmacies and all major e-commerce marketplaces, and achieved cumulative sales of over 2 million units.

IKEA Industry Vyatka (IKEA Industry Group)
Managing Director
September 2009 - July 2014 (4 years 11 months)
Kirov region

KDV-Yiaskino, KDV Group
CEO
May 2006 - May 2009 (3 years 1 month)
Kemerovo region

KDV Managment (KDV Group)
Production director
June 2005 - July 2006 (1 year 2 months)
Tomsk

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Education

Tomsk State University
Radiophysics, Mathematical logic and projection · (1987 - 1994)